EXHIBIT 99-9

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Suncor Energy Inc. (the “Company”) on Form 40-F for the fiscal year ending December 31, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, ALISTER COWAN, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ALISTER COWAN

Alister Cowan
Chief Financial Officer
Suncor Energy Inc.
DATE: February 24, 2022